UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)
(Amendment No. 1)*

Mercer International Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
588056101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): William R. Huff
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	246,869*
	6	Shared Voting Power:	*
	7	Sole Dispositive Power:	246,869*
	8	Shared Dispositive Power:	*

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 246,869*
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable.
11			Percent of Class Represented by Amount in Row (9): .59%
12			Type of Reporting Person (See Instructions): IA, IN

* William R. Huff possesses sole power to vote and direct the disposition of all securities of Mercer International Inc. (the “Company”) held by certain affiliated limited partnerships (together, the “Huff Entities”) and/or certain separately managed accounts accounts (the “Accounts”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of December 31, 2010, Mr. Huff was deemed to beneficially own 246,868 shares of common stock of the Company, $0.01 par value per share (the “Shares”), or approximately .59% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Mr. Huff’s interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

Item 1(a).  Name Of Issuer:

       Mercer International Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

       Suite 2840, 650 West Georgia Street
       Vancouver, British Columbia, Canada V6B 4N8

Item 2(a).  Name of Person Filing:

       William R. Huff

William R. Huff possesses sole power to vote and direct the disposition of all securities of Mercer International Inc. (the “Company”) held by certain affiliated limited partnerships (together, the “Huff Entities”) and certain separately managed accounts (the “Accounts”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Mr. Huff’s interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

       67 Park Place
       Morristown, NJ  07960

Item 2(c).  Citizenship:

       United States

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP No.:

       588056101

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

(a)	Amount Beneficially Owned: 246,869 shares of Common Stock

(b)	Percent of Class: .59%

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote: 246,869

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 246,869

(iv)	shared power to dispose or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following:  [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

       Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

Not Applicable.

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

______________________

The number of shares reported and the calculation of percentages referenced herein are based on the shares beneficially owned as of December 31, 2010 and (based on information in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010) 42,029,660 total shares of Common Stock issued and outstanding as of November 4, 2010. The information reported does not reflect any changes to beneficial ownership or outstanding shares based on transactions, if any, that may have occurred after December 31, 2010.

SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011
Edward T. Dartley

	By:	/s/ Edward T. Dartley
Edward Dartley, Attorney-in-Fact for William R. Huff, on behalf of certain affiliated limited partnerships and/or certain separately managed accounts

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)